American Fiber Green Products, Inc.

1618 51st Street

Tampa, Florida 33619

Tel. 813-247-2770 Fax 813-655-3030

July 19, 2007

Pamela A. Long, Assistant Director

U.S. Securities & Exchange Commission

Mail Stop 7010

Washington, DC 20549-0404

Re:	American Fiber Green Products, Inc.

Amendment No. 2 to Registration Statement on Form 10-SB filed on June 18, 2007 and Form 10-KSB/A for the fiscal year ended December 31, 2006 and Form 10-QSB/A for March 31, 2007 filed on June 19, 2007

File No.: 0-28978

Dear Ms. Long:

We are in receipt of your correspondence dated July 12, 2007 with respect to the above referenced filings. For your review, we have filed a copy of an amended Form 10-KSB. The document has been marked to indicate where appropriate changes have been made.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 1. Description of Business

Company History

1. We have included a discussion explaining the reasons that the Commission concluded that the revocation was “necessary and appropriate for the protection of investors” in the Form 10KSB and the Form 10SB under a separate heading within the Company History.

Amour Fiber Core, Inc.

2. The license agreement with the Amour Family Trust has been filed as exhibit 10.2.

American Leisure Products

3. The statement that “ALP has positioned itself to be a leader with the Fiberglass Reinforced Plastic (FRP) industry…” has been deleted.

Item 6. Plan of Operation

Liquidity and Capital Resources

4. We have revised the explanation to more accurately describe the investing activities as requested.

5. We have revised the Statement of Cash Flows to more appropriately show the classification of interest payable on shareholder loans as an operating activity and revised the related discussions in liquidity and capital resources as appropriate in accordance with paragraph 28 of SFAS 95.

6. We have removed the statement related to the cash flows being derived from increased liabilities and issuance of equity.

Item 7. Financial Statements

Note 2 – Going Concern

7. Footnote disclosure has been revised to delete reference to the Company being in the “development stage since 1993.”

Note 3 – Summary of Significant Accounting Policies

8. Per SFAS 128 Paragraph 10, we have included restricted shares in the total outstanding common shares for the computation of basic earnings per share.

Note 4 – Notes Receivable

9. Disclosure indicating that the Company expects to receive settlement of the notes receivables within the next 12 months has been added to the footnote.

Item 8A – Controls and Procedures

10. We have provided clarification within the filing that there have not been any changes to internal controls and procedures during the most recently completed quarter which is December 31, 2006.

If you have any questions or require any additional information, please do not hesitate to contact us.

Very truly yours,

American Fiber Green Products, Inc.

/s/ Kenneth McCleave
Kenneth McCleave
Chairman of the Board

Corporate Representation

The undersigned, as Chairman of the Board of Directors of American Fiber Green Products, Inc., hereby represents and acknowledges:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to the filing;

•	That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person federal securities laws of the United States of America.

American Fiber Green Products, Inc.

By:	/s/ Kenneth McCleave
Kenneth McCleave,
Chairman of the Board of Directors